Horizon Bancorporation
900 53rd Avenue East
Bradenton, FL 34203

VIA FACSIMILE: 202-772-9208
and United States Mail

December 12, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street N. E.
Washington, DC 20549
Attention: Babette Cooper & John Nolan

Re:	Horizon Bancorporation, Inc.
Form 10K-SB for Fiscal Year Ended
December 31, 2006
Filed March 28, 2007
File No. 0-50748

Dear Mr. Nolan & Ms. Cooper:

We are in receipt of your letter dated November 29, 2007. Your comments will indeed assist us in complying with the relevant disclosure requirements and thus enhance the ability of our shareholders and the investing public to understand our business and performance.

Management's Discussion and Analysis, page 26

After reviewing our filing in light of your comments, we believe that we should have offered more detailed explanation with respect to significant changes in our results of operations compared to the prior period as to:
•	Growth/decline in earning assets,
•	Growth/decline in interest bearing liabilities,
•	Reasons for growth/decline in the net yield on earning assets, and
•	Significant increase/decrease in non-interest income, specifically gain on sale of loans and servicing assets.

Action: We will expand the disclosure in the MD&A section of our 10K-SB for 2007 to include a more detailed explanation with respect to these items.

Financial Statements

Consolidated Statement of Cash Flows, page F-5

The types of loans that are typically sold and included in this line item within our Statement of Cash Flows are loans that are partially guaranteed by an agency of the United States government, such as the SBA (Small Business Administration) and the USDA (United States Department of Agriculture).

Typically, the time period elapsed from the moment such a loan is originated until the decision to sell it is made is less than two months. This usually depends on the availability of smaller guaranteed loans that we can acquire. It also depends on other factors. In 2007 we sold the guaranteed portion of two loans that we held for over three years because these two loans had an unusually high degree of exposure to interest rate fluctuations.

Generally, we sell these loans neither because of credit quality deterioration or liquidity but in order to mitigate the risk of early payoffs and thus the risk of adverse impact on our net income. Specifically, in case of a government-guaranteed loan exceeding $1.5 million, we generally sell the guaranteed portion and, at nearly the same time, acquire the guaranteed portion of several loans that are much smaller. We believe that by exchanging, in effect, the guaranteed portion of a large loan for the guaranteed portion of several smaller loans we are spreading the risk of an early pay-off. To put it in perspective, the guaranteed portions of only four loans were sold in calendar year 2006 and the guaranteed portions of only three such loans have been sold to date in 2007. Overall, our loan portfolio contains 55 government guaranteed loans, with an aggregate balance of $15.4 million, representing 11% of our total loan portfolio on a dollar basis.

We are aware of the fact that once a decision is made to sell a loan, it should be reclassified to loans held for sale under paragraph 8(c) of SOP 01-6. Generally, after the decision has been made to sell, it takes not more than two weeks to place the loan with another institution. To date, the Company has not had a situation where a quarter or year end has fallen during the above mentioned two week period thus necessitating the reclassification to appear on our quarter or year end balance sheet.

We believe that our presentation in the "Statement of Cash Flows" is consistent with paragraph 9 of SFAS 102 because not all government-guaranteed loans are or will be originated specifically for sale/resale. We are aware of the fact the if we originate or purchase loans specifically for sale/resale, such loans will have to be carried at the lower of aggregate cost or market value, and that such loans will have to be reported on the balance sheet as Held-for-Sale. Additionally cash receipts and payments from acquisition and sales of such loans should be classified under "Operating Activities" in the Statement of Cash Flows.

Action: We believe no changes are necessary.

Note 2 - Summary of Significant Accounting Policies, page F-6

Our policy with respect to unamortized loan fees states that loan origination fees and certain direct origination costs are deferred and recognized as an adjustment to income over the lives of the related loans.

Action: We will disclose the above policy in our financial statements for the years ended December 31, 2007 and 2006. These statements will be included in our 10K-SB for 2007.

In conclusion, we do acknowledge that:
•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above adequately responds to your comments. Should you require additional information or clarification, please contact the undersigned.

Sincerely yours,

Kathleen M. Jepson, CFO
Horizon Bancorporation, Inc.